# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Republic Power Group Ltd, CIK 0001912884
CUSIP: G7523E113
Title of class of securities: Class A Ordinary Shares, par value US$0.0125
Address of issuer's principal executive offices: #04-09 Techplace II, 5008 Ang Mo Kio Ave 5, Singapore, Singapore (U0), 569874
Date of event which requires filing of this statement: 05/04/2026
Filed by CIK 0002094922
Persons authorized to receive notices and communications: Hao Feng Ng, Flat B, 2/F., Block 3, Provident Centre, 25 Wharf Road, North Point, Hong Kong (K3), 000000, 852 6693 9188

## Reporting persons
- True Sage International Limited ("True Sage") (CIK 0002094922): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 35,962,110; sole dispositive power 0; shared dispositive power 35,962,110; aggregate amount beneficially owned 35,962,110 (45.78% of the class)
  Comment: Numbers in Rows (8), (10) & (11) represent the voting power of nil class A ordinary shares, par value of US$0.0125 per share (the "Class A Ordinary Shares") and 1,198,737 class B ordinary shares, par value of US$0.0125 per share (the "Class B Ordinary Shares"), directly held by True Sage, which is an entity controlled by Hao Feng Ng, the chairman of the board of directors of Republic Power Group Ltd ("Republic Power" or the "Issuer"). The Class B Ordinary Shares are convertible to Class A Ordinary Shares at any time on a one for one basis. Each Class A Ordinary Share is entitled to one (1) vote and each Class B Ordinary Share is entitled to thirty (30) votes.
  
  The beneficial ownership percentage in Row (13) is calculated based on 42,595,614 Class A Ordinary Shares and 1,198,737 Class B Ordinary Shares of the Issuer issued and outstanding as of May 18, 2026.
- Hao Feng Ng: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 35,962,110; sole dispositive power 0; shared dispositive power 35,962,110; aggregate amount beneficially owned 35,962,110 (45.78% of the class)
  Comment: Numbers in Rows (8), (10) & (11) represent the voting power of nil Class A Ordinary Shares and 1,198,737 Class B Ordinary Shares, directly held by True Sage, which is an entity controlled by Hao Feng Ng, the chairman of the board of directors of the Issuer. The Class B Ordinary Shares are convertible to Class A Ordinary Shares at any time on a one for one basis. Each Class A Ordinary Share is entitled to one (1) vote and each Class B Ordinary Share is entitled to thirty (30) votes.
  
  The beneficial ownership percentage in Row (13) is calculated based on 42,595,614 Class A Ordinary Shares and 1,198,737 Class B Ordinary Shares of the Issuer issued and outstanding as of May 18, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value US$0.0125
Name of issuer: Republic Power Group Ltd
Address of issuer's principal executive offices: #04-09 Techplace II, 5008 Ang Mo Kio Ave 5, Singapore, Singapore (U0), 569874
Comment: This Schedule 13D/A amends the Schedule 13D (the "Original Schedule 13D") filed on February 4, 2026. Item 4 of the Statement is hereby amended and supplemented to the extent hereinafter expressly set forth. Except as amended hereby, the original disclosure set forth in the Original Schedule 13D shall remain unchanged. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Original Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
On January 30, 2026, the Company closed an offering of 44,775,000 class A ordinary shares, par value $0.000625 each, to certain investors.

On February 23, 2026, the Company effectuated a reverse share split of its ordinary shares at a ratio of 1:20.

On April 10, 2026, the Company entered into a securities purchase agreement with True Sage, pursuant to which True Sage agreed to subscribe for and purchase from the Company, and the Company agreed to issue and sell to True Sage, an aggregate of 688,073 Class B Ordinary Shares.

On May 4, 2026, upon the Company's receipt of the instrument of transfer and application for shares as duly executed by True Sage, the Company repurchased 505,664 Class A Ordinary Shares, held by True Sage, all of which are fully paid shares, in consideration for the Company's new issuance of 505,664 Class B Ordinary Shares to True Sage. This transaction was duly approved by the stockholders of the Company on April 30, 2026.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Hao Feng Ng, through True Sage, beneficially owns nil Class A Ordinary Shares and 1,198,737 Class B Ordinary Shares. Each Class B Ordinary Share is entitled to thirty (30) votes on any matter on which action of the shareholders of the Issuer is sought. Hao Feng Ng, through True Sage, beneficially owns 45.78% of total voting power of the Issuer as of May 18, 2026. The percentage of beneficial ownership of the Reporting Persons, as reported in this Schedule 13D/A, was calculated by dividing (i) the total number of Class A Ordinary Shares and Class B Ordinary Shares beneficially owned by Reporting Persons as set forth in this Schedule 13D by (ii) the total number of Class A Ordinary Shares and Class B Ordinary Shares outstanding as of May 18, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: Hao Feng Ng has shared voting and shared dispositive power over nil Class A Ordinary Shares and 1,198,737 Class B Ordinary Shares he holds through True Sage. True Sage shares voting power and shared dispositive power over nil Class A Ordinary Shares and 1,198,737 Class B Ordinary Shares it holds with Hao Feng Ng.
Transactions in the class effected during the past sixty days: To the best knowledge of the Reporting Persons, except as disclosed in this Schedule 13D/A, neither of the Reporting Persons has effectuated any transactions relating to the ordinary shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Persons, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of the ordinary shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N.A.

## Signatures
- True Sage International Limited ("True Sage"): /s/ Hao Feng Ng, Hao Feng Ng /Sole Director (05/21/2026)
- Hao Feng Ng: /s/ Hao Feng Ng, Hao Feng Ng (05/21/2026)